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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

MATERIAL FACT

Embraer S.A. (“Company”), in compliance with Law 6,404/76 and CVM Instruction No. 358/02, hereby informs to its shareholders and the market in general that it has released to the press, jointly with Boeing, the notice below (“Press Release”).

“CHICAGO & SAO PAULO, Dec. 21st, 2017 – Boeing (NYSE: BA) and Embraer (B3: BOVESPA: EMBR3, NYSE: ERJ) today confirmed the two companies are engaged in discussions regarding a potential combination, the basis of which remains under discussion.

There is no guarantee a transaction will result from these discussions. Boeing and Embraer do not intend to make any additional comments regarding these discussions.

 Any transaction would be subject to the approval of the Brazilian government and regulators, the two companies’ boards and Embraer’ shareholders.”

The Company will keep its shareholders and the market informed of the developments of the matters contained in the Press Release.

São José dos Campos, December 21st, 2017.

José Antonio de Almeida Filippo

Executive Vice President, Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer